Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-210785

Relating to the Preliminary Prospectus

Supplement dated August 2, 2017 to

the Prospectus dated March 16, 2017

AK Steel Corporation (“AK Steel”)

Pricing Term Sheet

$280,000,000 6.375% Senior Notes due 2025

Issuer:	AK Steel Corporation
Guarantees:	The Notes will be fully and unconditionally guaranteed by the direct parent of AK Steel, AK Steel Holding Corporation (“AK Holding”), and by AK Tube LLC, AK Steel Properties, Inc. and Mountain State Carbon, LLC, three wholly-owned subsidiaries of AK Steel (AK Holding and the Subsidiary Guarantors are collectively, the “Guarantors”).

Security Type:	Senior Notes

Pricing Date:	August 2, 2017

Settlement Date:	August 9, 2017 (T + 5)*

Principal Amount:	US $280,000,000

Maturity:	October 15, 2025

Coupon:	6.375%

Price to Public:	100.000%

Yield to Maturity:	6.375%

Interest Payment Dates:	October 15 and April 15, commencing October 15, 2017

Optional Redemption:

Prior to October 15, 2020 at a redemption price equal to 100% of the principal amount of Notes being redeemed plus a “make-whole” premium described in the prospectus supplement, plus accrued and unpaid interest to the redemption date.

On and after October 15, 2020 at the redemption price for the Notes (expressed as a percentage of principal amount) set forth below, plus accrued and unpaid interest to the redemption date, if redeemed during the twelve-month period commencing on October 15 of the years indicated below:

	Year	Redemption Price
	2020	103.188%
	2021	101.594%
	2022 (and thereafter)	100.000%

	Prior to October 15, 2020, up to 35% of the Notes may be redeemed with the net cash proceeds of offerings of AK Holding’s common stock at a redemption price of 106.375%, plus accrued and unpaid interest to the redemption date.

CUSIP/ISIN:	001546 AV2 / US001546AV28

Joint Book-Running Managers

Wells Fargo Securities, LLC

Deutsche Bank Securities Inc.

Goldman Sachs & Co. LLC

Merrill Lynch, Pierce, Fenner & Smith

                     Incorporated

Barclays Capital Inc.

BMO Capital Markets Corp.

Citigroup Global Markets Inc.

Credit Suisse Securities (USA) LLC

KeyBanc Capital Markets Inc.

Co-Managers:	Citizens Capital Markets, Inc. Fifth Third Securities, Inc. ING Financial Markets LLC PNC Capital Markets LLC Regions Securities LLC U.S. Bancorp Investments, Inc.

(*)	We expect that delivery of the notes will be made against payment thereof on or about the settlement date specified in this communication, which will be the fifth business day following the date of pricing of the notes (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the U.S. Securities and Exchange Commission (the “SEC”) under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of notes who wish to trade notes on the date of pricing or the next succeeding business day should consult their own advisor.

AK Steel Corporation and AK Steel Holding Corporation have filed a registration statement (including a base prospectus) and AK Steel Corporation and the Guarantors have filed a prospectus supplement with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement for this offering, the prospectus in that registration statement and any other documents filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online database (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, AK Steel Corporation, AK Steel Holding Corporation, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by contacting Wells Fargo Securities at Attention: Client Support, 608 2nd Avenue, South Minneapolis, MN 55402, telephone: (800) 645-3751 Opt 5, or email: wfscustomerservice@wellsfargo.com; Deutsche Bank Securities at Attention: Prospectus Group, 60 Wall Street, New York, New York 10005-2836, email: prospectus.cpdg@db.com, telephone (800) 503-4611; Goldman Sachs & Co. LLC at Attn: Prospectus Department, 200 West Street, New York, NY 10282, telephone: 1-866-471-2526, facsimile: 212-902-9316, or email prospectus-ny@ny.email.gs.com; BofA Merrill Lynch at Attention: Prospectus Department, One Bryant Park, New York, NY, 10036 (1-800-294-1322 or dg.prospectus_distribution@bofasecurities.com); Barclays (toll-free) at 1-888-603-5847 or barclaysprospectus@broadridge.com; BMO Capital Markets Corp. at 3 Times Square, New York, NY 10036, Attn: High Yield Syndicate, telephone: (212) 702-1882; Citigroup, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or by calling (800) 831-9146; Credit Suisse at Attention: Prospectus Department, One Madison Avenue, New York, NY 10010, telephone: 1-800-221-1037, or email: newyork.prospectus@credit-suisse.com or KeyBanc Capital Markets at 127 Public Square, 4th Floor, Cleveland, Ohio 44114, Attn: Prospectus Delivery Department, or by calling 800-859-1783.

This pricing term sheet supplements the preliminary prospectus supplement issued by AK Steel Corporation and the Guarantors on August 2, 2017 relating to the prospectus dated March 16, 2017.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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